Exhibit 99.1

Hanwha Q CELLS Reports Fourth Quarter and Full Year 2017 Results

Seoul, South Korea, April 11, 2018 -- Hanwha Q CELLS Co., Ltd. ("Hanwha Q CELLS" or the "Company") (NASDAQ: HQCL), a global leading photovoltaic manufacturer of high-performance, high-quality solar modules, today reported its unaudited financial results for the fourth quarter and full year ended December 31, 2017. The Company will host a conference call to discuss the results at 8:00 am Eastern Time (9:00 pm Korea Standard Time) on April 11, 2018.

Fourth Quarter 2017 Highlights

•	Net revenues were $624.7 million, compared with $543.0 million in the third quarter of 2017 and $565.2 million in the fourth quarter of 2016.

•	Gross margin was 8.5%, compared with 11.6% in the third quarter of 2017 and 7.0% in the fourth quarter of 2016.

•	Operating loss was $29.7 million, compared with operating income of $10.6 million in the third quarter of 2017 and operating loss of $21.5 million in the fourth quarter of 2016.

•	Net loss attributable to Company’s ordinary shareholders was $50.5 million, compared with net income of $5.0 million in the third quarter of 2017 and net loss of $18.5 million in the fourth quarter of 2016.

•	Loss per fully diluted American Depositary Share (“ADS” and each ADS represents 50 of the Company’s ordinary shares) was $0.61, compared with earnings per fully diluted ADS of $0.06 in the third quarter of 2017 and loss per fully diluted ADS of $0.22 in the fourth quarter of 2016.

Full Year 2017 Highlights

•	Total revenue-recognized module shipments were 5,438MW for the full year 2017, an increase of 18.7% from 4,583MW for the full year 2016.

•	Total net revenues were $2,177.4 million for the full year 2017, a decrease of 10.2% from $2,425.9 million for the full year 2016.

•	Gross margin rate was 11.2% for the full year 2017, compared with 18.1% for the full year 2016.

•	Operating income was $29.3 million in the full year 2017, compared with $192.1 million in the full year 2016.

•	Net loss attributable to Company's ordinary shareholders was $9.2 million for the full year 2017, compared with net income of $127.5 million for the full year 2016.

•	Loss per fully diluted ADS was $0.11 for the full year 2017, compared with earnings per fully diluted ADS of $1.75 for the full year 2016.

Mr. Seong Woo Nam, CEO of Hanwha Q CELLS, explained that in 2017, the Company was able to re-establish the course of its strategic direction, focusing more on solidifying its leadership in new markets. He noted that the modules manufactured in the Company’s Turkish fab under the JV will be supplied to the Company’s 1.3 GW DC solar power plant with a target commercial operation date of 2021 and expressed confidence in the Turkish project’s potential to enable the Company to “establish a commanding leadership in the Middle Eastern market through increased brand awareness, proven track record, and locally manufactured products shielded from potential trade disputes.”

Mr. Moon Seong Choi, Senior Vice President of Corporate Planning, noted that the Company’s “fourth quarter and full year results were in-line with the Company’s guidance set forth in Q3 and last year, respectively.” Mr. Choi noted that despite the negative impact of Section 201 tariffs in the U.S. solar market, the Company “will continually look for ways to provide high quality solar modules to its customers in the U.S.” He added that the Company will focus on expanding its footprint in the U.S. residential segment with its mono-PERC half-cell products as the Section 201 tariffs are expected to have a lesser impact on residential demand.

Mr. Jay Seo, the Company’s CFO, noted that the Company’s bottom line was negatively affected by the recognition of a one-time loss associated with the discontinuation of its wafer manufacturing operations and bad debt expenses, without which the Company would have seen an improvement in its profitability due to elimination of losses resulting from unprofitable operations as well as a downward trend in wafer prices. Mr. Seo noted that the Company observed a steady downward trend in wafer prices, due to “reduced demand for mono-crystalline wafers after the deadline for Top Runner projects in China, combined with additional mono wafer capacities coming on-line in China.”

Fourth Quarter 2017 Results of Operations

Net Revenues

•	Total net revenues were $624.7 million, up 15.0% from $543.0 million in the third quarter of 2017 and up 10.5% from $565.2 million in the fourth quarter of 2016.

Gross Profit and Margin

•	Gross profit in the fourth quarter of 2017 was $53.4 million, down 15.5% from $63.2 million in the third quarter of 2017 and up 34.8% from $39.6 million in the fourth quarter of 2016. When excluding the effects of one-time losses due to the write-off of wafer production assets, gross profit would have been $92.6 million, up 46.5% QoQ and 133.8% compared to the fourth quarter of 2016.
•	Gross margin in the fourth quarter of 2017 was 8.5%, compared with 11.6% in the third quarter of 2017 and 7.0% in the fourth quarter of 2016. When excluding the effects of one-time losses due to the write-off of wafer production assets, gross margin would have been 14.8%, up 3.2% points QoQ and 7.8% points compared to the fourth quarter of 2016.

Results of Operations and Operating Margin

•	Loss from operations in the fourth quarter of 2017 was $29.7 million, compared with income of $10.6 million in the third quarter of 2017 and loss of $21.5 million in the fourth quarter of 2016.
•	Operating margin in the fourth quarter of 2017 was -4.8%, compared with 2.0% in the third quarter of 2017 and -3.8% in the fourth quarter of 2016.
•	Total operating expenses were $83.1 million in the fourth quarter of 2017, up 58.0% from $52.6 million in the third quarter of 2017 and up 36.0% from $61.1 million in the fourth quarter of 2016, primarily due to a one-time bad debt expense of $29.8 million.
•	Selling and marketing expenses were $31.1 million in the fourth quarter of 2017, up 1.6% from $30.6 million in the third quarter of 2017 and up 11.9% from $27.8 million in the fourth quarter of 2016.
•	General and administrative expenses were $46.5 million in the fourth quarter of 2017, up 167.2% from $17.4 million in the third quarter of 2017 and up 121.4% from $21.0 million in the fourth quarter of 2016, due to the aforementioned bad debt expense.
•	Research and development expenses were $6.5 million in the fourth quarter of 2017, up 41.3% from $4.6 million in the third quarter of 2017 and down 44.0% from $11.6 million in the fourth quarter of 2016.

Net Interest Expense

•	Net interest expense was $12.3 million in the fourth quarter of 2017, compared with $10.0 million in the third quarter of 2017 and $11.9 million in the fourth quarter of 2016.

Foreign Currency Exchange Gain (Loss)

•	Foreign currency exchange loss was $0.7 million in the fourth quarter of 2017, compared with a gain of $7.3 million in the third quarter of 2017 and a loss of $7.0 million in the fourth quarter of 2016.

Gain (loss) on Change in Fair Value of Derivative Contracts

•	The Company recorded a gain of $0.7 million in the fourth quarter of 2017 from the change in fair value of derivatives in hedging activities, compared with a loss of $0.6 million in the third quarter of 2017 and a gain of $6.7 million in the fourth quarter of 2016.

Income Tax Expense (Benefit)

•	Income tax expense was $4.9 million in the fourth quarter of 2017, compared with an income tax expense of $2.5 million in the third quarter of 2017 and an income tax benefit of $10.4 million in the fourth quarter of 2016.

Net Income (Loss) and Earnings (Loss) per ADS

•	Net loss attributable to Company’s ordinary shareholders was $50.5 million in the fourth quarter of 2017, compared with net income of $5.0 million in the third quarter of 2017 and net loss of $18.5 million in the fourth quarter of 2016.
•	Loss per fully diluted ADS on a GAAP basis was $0.61 in the fourth quarter of 2017, compared with income per fully diluted ADS of $0.06 in the third quarter of 2017 and loss per fully diluted ADS of $0.22 in the fourth quarter of 2016.

Full Year 2017 Results of Operations

Net Revenues

•	Total net revenues were $2,177.4 million, down 10.2% from $2,425.9 million for the full year 2016.

Gross Profit and Margin

•	Gross profit was $243.6 million, compared with $440.3 million for the full year 2016.
•	Gross margin was 11.2%, compared with 18.1% for the full year 2016.

Operating Expense, Income and Margin

•	Total operating expenses were $214.3 million, down 13.7% from $248.2 million for the full year 2016.
•	Selling and marketing expenses were $113.1 million, down 5.8% from $120.1 million for the full year 2016.
•	General and administrative expenses were $95.6 million, up 22.3% from $78.2 million for the full year 2016.
•	Research and development expenses were $24.0 million, down 51.2% from $49.2 million for the full year 2016.

Net Interest Expense

•	Net interest expense was $41.0 million, compared with $46.4 million for the full year 2016.

Foreign Currency Exchange Gain (Loss)

•	Foreign currency exchange gain was $16.2 million, compared with a net loss of $3.5 million for the full year 2016.

Gain (loss) on change in Fair Value of Derivative Contracts

•	The Company recorded a net loss of $3.3 million from the change in fair value of derivatives in hedging activities, compared with a net loss of $24.4 million for the full year 2016.

Income Tax Expense (Benefit)

•	Income tax expense was $9.8 million, compared with an income tax benefit of $4.3 million for the full year 2016.

Net Income (Loss) and Earnings (Loss) per ADS

•	Net loss attributable to Company's ordinary shareholders was $9.2 million, compared with net income of $127.5 million for the full year 2016.
•	Loss per fully diluted ADS on a GAAP basis was $0.11, compared with earnings per fully diluted ADS of $1.75 for the full year 2016.

2017 Year-End Financial Position

As of December 31, 2017, the Company had cash and cash equivalents of $163.5 million, compared with $390.0 million as of December 31, 2016. The restricted cash as of December 31, 2017 was $160.3 million, compared with $116.8 million as of December 31, 2016.

As of December 31, 2017, accounts receivable was $537.6 million, compared with $411.7 million, as of December 31, 2016. Inventories were $317.8 million as of December 31, 2017, compared with $338.5 million as of December 31, 2016.

As of December 31, 2017, accounts payable was $455.5 million, compared with $439.9 million, as of December 31, 2016.

Total short-term bank borrowings (including the current portion of long-term bank borrowings) of $859.3 million represented an increase of $331.4 million from December 31, 2016, due reclassification of long-term borrowings with maturities in 2018 as short-term borrowings.

As of December 31, 2017, the Company had total long-term debt (net of current portion and long-term notes) of $356.6 million, a decrease of $287.1 million from December 31, 2016. The Company's long-term debt is comprised of bank and government borrowings, to be repaid in installments until their maturities, ranging from one to thirteen years.

Capital expenditures were $66.1 million in the full year 2017.

Operations Updates

Production Capacity

As of December 31, 2017, the Company’s in-house, annualized production capacities were 1,600 MW for ingots, 4,300 MW for cells and 4,300 MW for modules.

Furthermore, the Company has additional module availability of up to 3,700 MW (annualized) as of December 31, 2017 from Hanwha Q CELLS Korea Corporation, an affiliate of the Company.

Business Outlook

Fourth Quarter and Full Year 2017 Guidance

For the first quarter of 2018, the Company estimates net revenues in the range of $430 to 450 million.

For the full year 2018, the Company provides the following guidance:

•	Total module shipments in the range of 6,000 to 6,200 MW

•	Capital expenditures of approximately $90.0 million for manufacturing technology upgrades and certain R&D related expenditures. In addition, the Company estimates $37.0 million in relation to a planned capital increase in the Turkey joint venture.

Conference Call

The Company will host a conference call to discuss the results at 8:00 am Eastern Time (9:00 pm Korea Standard Time) on April, 11, 2018. The management will discuss the results and take questions following the prepared remarks.

A live webcast of the conference call will be available on the investor relations section of the Company’s website at www.hanwha-qcells.com or by clicking the following hyperlink:  https://edge.media-server.com/m6/p/p6fkxxy9.

The dial-in details for the live conference call are as follows:

International Toll Free Dial-In Number	+65 6713-5090
United States	+1 (845)675-0437
South Korea	+82 2-6490-3660
Germany	08001820671
United Kingdom China, Domestic Hong Kong	+44 2036214779 4006208038 / 8008190121 +852 30186771

Passcode: HQCL

A replay of the call will be available after the conclusion of the conference call on the investor relations section of the Company’s website at www.hanwha-qcells.com and also by dialing the numbers below:

International Toll Free Dial-In Number	+61 2 8199 0299
United States	+1 (855) 452-5696
South Korea	00798-6136-1602
Germany United Kingdom	08001802149 08082340072
China, Domestic Hong Kong	8008700206 / 4006322162 800963117

Conference ID: 6998149

Replay time period: April 11, 2018 11:00 ET – April 19, 2018 09:59 ET

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About Hanwha Q CELLS

Hanwha Q CELLS Co., Ltd. (NASDAQ:HQCL) is one of the world´s largest and most recognized photovoltaic manufacturers for its high-performance, high-quality solar cells and modules. It is headquartered in Seoul, South Korea (Global Executive HQ) and Thalheim, Germany (Technology & Innovation HQ) with its diverse international manufacturing facilities in Malaysia and China. Hanwha Q CELLS offers the full spectrum of photovoltaic products, applications and solutions, from modules to kits to systems to large-scale solar power plants. Through its growing global business network spanning Europe, North America, Asia, South America, Africa and the Middle East, the company provides excellent services and long-term partnerships to its customers in the utility, commercial, governmental and residential markets. Hanwha Q CELLS is a flagship company of Hanwha Group, a FORTUNE Global 500 firm and a Top 10 business enterprise in South Korea. For more information, visit: http://www.hanwha-qcells.com.

Safe Harbor Statement

This report contains forward-looking statements that are not statements of historical fact. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Such statements, particularly statements about our guidance for performance in the first quarter and the full year 2018, involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include pending administrative and civil actions in the United States under existing or potential new statutes and regulations governing trade between the United States and other countries, and potential antidumping, countervailing or other duties imposed on goods imported into the United States, as well as the Company’s access to new capacity from an affiliate. Further information regarding these and other risks is included in Hanwha Q CELLS’ filings with the Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, Hanwha Q CELLS does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

SOURCE: Hanwha Q CELLS Co., Ltd.

Hanwha Q CELLS Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(in millions of US dollars, except share data)

	December 31, 2017	December 31, 2016
ASSETS	(unaudited)	(audited)
Current assets
Cash and cash equivalents	163.5	390.0
Restricted cash	160.3	116.8
Accounts and notes receivable - net	377.6	328.1
Receivables from related parties	160.0	83.6
Inventories	317.8	338.5
Loans to related parties	-	13.0
Other current assets	152.0	81.5
Total current assets	1,331.2	1,351.5

Fixed assets - net	778.1	755.5
Intangible assets - net	20.1	16.6
Land use rights - net	49.0	47.9
Deferred tax assets - net	9.1	6.1
Loans to related parties	3.2	6.6
Other long-term assets	77.1	24.9
Total assets	2,267.8	2,209.1
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	186.4	171.1
Notes payable	76.3	107.2
Payables to related parties	192.8	161.6
Deferred revenue	2.0	18.9
Accrued expenses	31.2	36.6
Other payables	22.6	20.2
Tax payables	8.9	16.0
Short-term debt	445.2	377.4
Current portion of long-term debt	414.1	150.5
Customer deposits	10.7	17.3
Derivative contracts	0.4	1.0
Litigation accruals	0.2	1.8
Deferred tax liabilities	-	2.4
Warranty provision	32.9	42.2
Other current liabilities	2.0	6.1
Total current liabilities	1,425.7	1,130.3

Long-term debt	356.6	643.7
Long-term warranty provision	17.5	19.0
Deferred tax liabilities	8.2	7.9
Total liabilities	1,808.0	1,800.9
Stockholders' equity
Ordinary shares	0.4	0.4
Additional paid-in capital	432.2	431.7
Accumulated income	98.1	107.3
Accumulated other comprehensive loss	(70.9)	(131.2)
Total stockholders' equity	459.8	408.2
Total liabilities, redeemable ordinary shares and stockholders’ equity	2,267.8	2,209.1

Hanwha Q CELLS Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)

(in millions of US dollars, except share data and net income (loss) per share)

	For the three months ended				For the twelve months ended
	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017	December 31, 2017	December 31, 2016
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
Net sales	624.7	543.0	577.7	432.0	2,177.4	2,425.9
Cost of goods sold	571.3	479.8	510.5	372.2	1,933.8	1,985.6
Gross profit	53.4	63.2	67.2	59.8	243.6	440.3
Selling and marketing expenses	31.1	30.6	29.5	21.9	113.1	120.1
General and administrative expenses	46.5	17.4	13.5	18.2	95.6	78.2
Research and development expenses	6.5	4.6	4.1	8.8	24.0	49.2
Restructuring charges	-	-	-	-	-	0.7
Other operating expenses (income)	(1.0)	-	-	(17.4)	(18.4)	-
Income from operations	(29.7)	10.6	20.1	28.3	29.3	192.1
Other income (expenses)
Interest income	(0.2)	1.0	2.1	1.0	3.9	8.1
Interest expense	(12.1)	(11.0)	(11.3)	(10.5)	(44.9)	(54.5)
Foreign exchange gain (loss)	(0.7)	7.3	7.1	2.5	16.2	(3.5)
Gain (loss) on change in fair value of derivative contracts	0.7	(0.6)	(3.0)	(0.4)	(3.3)	(24.4)
Investment income (loss)	(2.2)	(0.4)	0.9	1.2	(0.5)	(0.9)
Other income (expense) - net	(1.4)	0.6	(0.2)	0.9	(0.1)	6.3
Other expense, net	(15.9)	(3.1)	(4.4)	(5.3)	(28.7)	(68.9)
Income (loss) before income tax	(45.6)	7.5	15.7	23.0	0.6	123.2

Income tax expense (benefit)	4.9	2.5	(3.0)	5.4	9.8	(4.3)
Net income (loss)	(50.5)	5.0	18.7	17.6	(9.2)	127.5

Net income attributable to Hanwha Q CELLS Co., Ltd.’s stockholders per share:
Basic	(US$0.01)	US$0.00	US$0.00	US$0.00	(US$0.00)	US$0.04
Diluted	(US$0.01)	US$0.00	US$0.00	US$0.00	(US$0.00)	US$0.04

Net income attributable to Hanwha Q CELLS Co., Ltd.’s stockholders per ADS:
Basic	(US$0.61)	US$0.06	US$0.22	US$0.21	(US$0.11)	US$1.75
Diluted	(US$0.61)	US$0.06	US$0.22	US$0.21	(US$0.11)	US$1.75

Number of shares used in computation of net income per share:
Basic	4,162,556,067	4,158,769,098	4,158,769,098	4,158,769,098	4,159,715,840	4,159,061,169
Diluted	4,162,556,067	4,158,769,098	4,158,769,098	4,158,769,098	4,159,715,840	4,159,521,554

Number of shares used in computation of net income per ADS:
Basic	83,251,121	83,175,382	83,175,382	83,175,382	83,194,317	83,181,223
Diluted	83,251,121	83,175,382	83,175,382	83,175,382	83,194,317	83,190,431

Other comprehensive income (loss)
Foreign currency translation adjustment	9.0	12.0	16.4	22.9	60.4	(60.1)
Pension adjustments	-	-	-	-	-	-
Comprehensive income	(41.5)	17.0	35.1	40.5	51.2	67.4